[LETTERHEAD OF MICHAEL F. ZINN]


                                 June 17, 1999


Special Committee of the
  Board of Directors
Besicorp, Ltd.
1151 Flatbush Road
Kingston, New York 12401

Dear Committee Members:

      The following are the principal terms of a proposal (the "Offer") pursuant to which Besicorp Acquisition Corp. ("Offeror") intends to acquire the business and assets of Besicorp, Ltd. (the "Acquisition Transaction" and the "Company", respectively). Besicorp Acquisition Corp. will be a special purpose entity to be formed for the purpose of engaging in the Acquisition Transaction and will be controlled by Michael Zinn, currently the Chairman of the Board, President and Chief Executive Officer of the Company.

1. Certain Factors Influencing Offeror

The Offer is compelled by my conclusion that the Company will be unable to continue operations, and that its prospects will be extinguished, without a significant reorganization. Among those factors are the following:

      (a) The Company's current businesses have a history of operating losses, and it is anticipated that the Company will continue to experience operating losses in the indeterminate future in pursuit of future opportunities for growth.

      (b) The Company's cash reserves (generated through a reorganization of its former owner (the "Spin-off") and through certain non-recurring events) are not sufficient to fund ongoing operations after November 30, 1999. The Company's auditors have expressed doubt as to the ability the Company to continue as a going concern without an infusion of additional capital. Attempts to reduce operating expenses to preserve cash (other than by reducing costs through a going private type transaction) will, in Offeror's estimation, impair the ability of the Company to maintain operations at a viable level.

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Board of Directors
Besicorp, Ltd.
June 17, 1999
Page 2

(c) The Company's access to the capital markets is, accordingly, severally limited. I have stated before and I reiterate here, I will not agree to any transaction that would result in a dilution of my equity position. Accordingly, the opportunity for the Company to attract individual or venture capital investors is similarly limited. I will not guarantee debt of the Company, and without a guarantee its ability to borrow is extremely unlikely.

(d) The cost of complying with the securities laws is substantial, but the Company does not benefit from that compliance commensurate to the costs in terms of access to the equity capital markets. In addition, the Company operates in a hostile litigation environment, which as resulted, and may continue to result, in significant expense and diversion of management attention.

(e) The Company has undertaken indemnity obligations in the Spin-off which are not quantified or limited. Payment of those indemnity obligations will adversely impact the Company's financial condition. The existence of those indemnity obligations creates substantial uncertainties and will, in any event, impair the ability of the Company to obtain future financing.

(f) I, as well as other members of senior management, have expressed unwillingness to continue in the employ of the Company under current conditions.

2. The Offer

(a) The Offeror will acquire the business and assets of the Company, subject to all its liabilities. The Offeror currently intends to effect that acquisition by its merger (or the merger of an affiliate) with the Company, or such other transaction which effectively accomplishes its purpose ("Acquisition Transaction").

(b) The consideration for the Acquisition Transaction is $6.2 million, payable in cash ("Cash Consideration"). Upon the consummation of the Acquisition Transaction, each share of the Company's common stock outstanding immediately prior to the Acquisition Transaction will be converted into the right to receive $45.46 in cash.

(c) In addition to the Cash Consideration, each share of the Company's common stock outstanding immediately prior to the Acquisition Transaction will receive the right to participate, pro rata, in the funds released from the escrow established by the Company, and others, in the Spin-off.

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Board of Directors
Besicorp, Ltd.
June 17, 1999
Page 3

3. The Company Obligations

The Company, at its sole cost and expense, will comply with the requirements of the laws, rules and regulations governing the Acquisition Transaction, including the Securities Exchange Act of 1934 (the "Securities Act") and will prepare and distribute such documents and information as is required by the Securities Act, subject to review by the counsel to the Offeror.

4. Conditions To The Offer

The consummation of the transactions contemplated in this Letter are subject to the following conditions:

(a) The execution of a definitive acquisition agreement ("Acquisition Agreement") on or before July [ ], 1999, acceptable to counsel to the Offeror and containing representations and warranties as to:

(i) the due authorization and execution of Acquisition Agreement and the transactions therein contemplated; and

(ii) compliance with the Securities Act and any other law, rule or regulation governing the Acquisition Transaction; and

(iii) the absence of any litigation, or threat of litigation, which would adversely effect the Acquisition Transaction or the Offeror.

(b) The closing of the Acquisition Transaction by September 30, 1999.

5. Third Party Dealing

(a) The Company may, until the date it executes an Acquisition Agreement;

(i) entertain and take part in any discussions, negotiations or arrangements for or anticipating the sale of all or any part of the Company's business or assets; and

(ii) make available information concerning the Company, its business and assets.

(b) The Company may, until a date 10 days prior to the date of the closing of the Acquisition Transaction, withdraw its acceptance of the offer contained in this letter or in an the Acquisition Agreement if, in the opinion its investment advisor, it receives a higher and better offer ("Competing Offer") for all or a portion of its business or assets than is contained in this letter or in an Acquisition Agreement, from an entity which is

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Board of Directors
Besicorp, Ltd.
June 17, 1999
Page 4

ready and able to complete a transaction contained in such offer and the consummation of such transaction is likely. In the event such a Competing Offer is received, Offeror shall have the right of first refusal to match the Competing Offer.

This letter shall be constructed and governed in accordance with the laws of the State of New York.

Please confirm your agreement to and acceptance of the terms and conditions set out in this letter by signing where indicated and returning the enclosed copy. It is understood that acceptance of the offer is contingent upon the approval and ratification of the full board of directors of the Company.


                                  Very truly yours,


                                  /s/ Michael F. Zinn
                                  ------------------------------
                                  Michael F. Zinn

ACCEPTED AND AGREED:

BESICORP, LTD.

By:
   ------------------------------------
   Melanie Norden
   Chairperson of the Special Committee